U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39137

Fresh2 Group Limited

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On April 26, 2023, the board of directors of AnPac Bio-Medical Science Co., Ltd. (the “Company”) approved the change of the Company’s name from AnPac Bio-Medical Science Co., Ltd. to Fresh2 Group Limited.

A Certificate of Change of Name (the “Certificate”) was issued by the Registrar of Corporate Affairs of the British Virgin Islands on May 9, 2023. A copy of the Certificate is attached as Exhibit 3.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit	Description

3.1	Certificate of Change of Name dated May 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: May 10, 2023

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